mc

[redacted]

13012673

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2013

SEC FILE NUMBER
8-66096

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hines Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Post Oak Blvd. Suite 4700
(No. and Street)

Houston	**Texas**	**77056**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristy Cordova, Controller **713-966-7808**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1111 Bagby, Suite 4500	**Houston**	**Texas**	**77002**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

CD 3/13

OATH OR AFFIRMATION

I, Frank Apollo, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hines Securities, Inc., as of and for the years ended December 31, 2012 and 2011, are true and correct. I further affirm (or swear) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

ELIZABETH MARIERA
Notary Public, State of Texas
My Commission Expires
January 20, 2017

Signature

February 27 2013
Date

Chief Operating Officer and Financial Operations Principal

Notary Public

Hines Securities, Inc.
Table of Contents
This report contains (check all applicable boxes):

HINES SECURITIES, INC.

(formery known as "Hines Real Estate Investments, Inc.")

(S.E.C. I.D. No. 8-66096)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2012 AND 2011, AND
INDEPENDENT AUDITORS' REPORT, AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a **PUBLIC** Document

Deloitte.

Deloitte & Touche LLP
Suite 4500
1111 Bagby Street
Houston, TX 77002-4196
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hines Securities, Inc.:

We have audited the accompanying financial statements of Hines Securities, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and 2011, and the related statements of operations, cash flows, and changes in stockholder's equity for the years then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hines Securities, Inc. as of December 31, 2012, and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The consolidated supplemental schedules g and h listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2013

HINES SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
CASH	$ 5,625,332	$ 4,076,714
DUE FROM AFFILIATES	3,258,402	1,736,230
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net of accumulated depreciation of $746,305 and $704,736 at December 31, 2012 and 2011, respectively	108,014	100,628
PREPAID EXPENSES	741,613	514,312
TOTAL	$ 9,733,361	$ 6,427,884
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable	$ 884,066	$ 1,675,345
Accrued expenses	5,868,990	1,859,865
Due to affiliate		86,762
Other liabilities	470,705	328,092
Total liabilities	7,223,761	3,950,064
COMMITMENTS AND CONTINGENCIES (Note 4)		
STOCKHOLDER'S EQUITY:		
Common stock, $0.01 par value — authorized, 10,000 shares; issued and outstanding, 2,183 and 2,083 shares at December 31, 2012 and 2011, respectively	22	21
Additional paid-in capital	21,735,978	20,735,979
Retained deficit	(19,226,400)	(18,258,180)
Total stockholder's equity	2,509,600	2,477,820
TOTAL	$ 9,733,361	$ 6,427,884

See notes to financial statements.

HINES SECURITIES, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUES:		
Sales commissions	$40,783,455	$34,466,898
Dealer manager fees	14,024,386	11,720,321
Recoveries of organizational and offering costs	20,872,434	16,405,703
Placement agent fees and recoveries	5,221,668	1,377,125
Other recoveries	260	274
Total revenues	80,902,203	63,970,321
EXPENSES:		
Salaries and wages	21,611,063	15,284,125
General and administrative	7,991,257	6,274,147
Legal and other professional fees	1,918,981	1,204,822
Travel, meals, and entertainment	2,221,153	1,617,707
Marketing	3,183,586	1,512,630
Commissions to selling broker-dealers	38,016,131	32,152,253
Marketing fees to selling broker-dealers	6,886,683	5,681,585
Depreciation expense	41,569	31,563
Total expenses	81,870,423	63,758,832
NET INCOME (LOSS)	$ (968,220)	$ 211,489

See notes to financial statements.

HINES SECURITIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (968,220)	$ 211,489
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	41,569	31,563
Change in operating assets and liabilities:		
Increase in due from affiliates	(1,522,172)	(654,862)
Increase in prepaid expense	(227,301)	(176,683)
Decrease in accounts payable	(791,279)	(101,883)
Increase (decrease) in accrued expenses	4,009,125	(165,394)
(Decrease) increase in due to affiliates	(86,762)	86,762
Increase (decrease) in other liabilities	142,613	(245,289)
Net cash provided by (used in) in operating activities	597,573	(1,014,297)
CASH FLOWS FROM INVESTING ACTIVITIES — Purchases of furniture, equipment and leasehold improvements	(48,955)	(19,210)
CASH FLOWS FROM FINANCING ACTIVITIES — Proceeds from issuance of common stock	1,000,000	-
NET INCREASE (DECREASE) IN CASH	1,548,618	(1,033,507)
CASH — Beginning of year	4,076,714	5,110,221
CASH — End of year	$5,625,332	$ 4,076,714

See notes to financial statements.

HINES SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock		Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
	Shares	Amount			
BALANCE — January 1, 2011	2,083	$ 21	$ 20,735,979	$ (18,469,669)	$ 2,266,331
Net income	-	-	-	211,489	211,489
BALANCE — December 31, 2011	2,083	21	20,735,979	(18,258,180)	2,477,820
Issuance of common stock	100	1	999,999	-	1,000,000
Net loss	-	-	-	(968,220)	(968,220)
BALANCE — December 31, 2012	2,183	$ 22	$ 21,735,978	$ (19,226,400)	$ 2,509,600

See notes to financial statements.

1. NATURE OF OPERATIONS

Hines Securities, Inc., was incorporated in the state of Delaware in June 2003 in compliance with the broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934, and was granted membership with the Financial Industry Regulatory Authority ("FINRA") on January 7, 2004. Hines Securities, Inc. is a wholly owned subsidiary of Hines Securities Manager, LLC. Hines Real Estate Investments, Inc. became Hines Securities, Inc. (the "Company") on December 15, 2011. The Company was formed for the purpose of serving as the dealer-manager for marketing the common shares being offered by Hines Real Estate Investment Trust, Inc. ("Hines REIT"), an affiliate of the Company. On June 19, 2006, Hines REIT commenced its second public offering, pursuant to which it offered a maximum of $2.2 billion in common shares (the "Second Offering"). The Second Offering expired on June 30, 2008. On July 1, 2008, Hines REIT commenced its third public offering pursuant to which it offered a maximum of $3.5 billion in common shares (the "Third Offering"). Hines REIT ceased accepting new sales of shares in the Third Offering for subscriptions dated after December 31, 2009, but continues to allow shareholders to reinvest dividends for additional shares through the dividend reinvestment plan as part of the Third Offering.

On August 5, 2009, Hines Global REIT, Inc. ("Hines Global REIT") commenced its initial public offering, pursuant to which it is offering a maximum of $3.5 billion in common shares (the "Initial Global Offering"). The Initial Global Offering was terminated on Janaury 30, 2013. On February 4, 2013, Hines Global REIT commenced its second public offering, pursuant to which it offered a maximum of $2.5 billion in common shares (the "Second Global Offering"). The Second Global Offering is expected to terminate on or before February 4, 2015.

On June 11, 2012, HMS Income Fund, Inc. ("HMS Income Fund") commenced its initial public offering, pursuant to which it is offering up to $1.5 billion in common shares on a continuous basis (the "Initial HMS Offering").

In May 2006, FINRA approved the Company's request to amend its membership agreement to allow the addition of private placements of securities and direct participation programs to its list of permissible business activities. Hines Interests Limited Partnership, an affiliate of the Company, and certain of its affiliates (collectively, "Hines") is the sponsor of Hines REIT, Hines Global REIT, HMS Income Fund and other private real estate funds. The Company participates in the distribution and sale of interests in certain of these funds through private placement transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — The Company considers all short-term, highly liquid investments that are readily convertible to cash with an original maturity of three months or less at the time of purchase to be cash equivalents. At December 31, 2012 and 2011, the Company did not have any cash equivalents.

Due From Affiliates — Due from affiliates comprises amounts due from Hines Advisors Limited Partnership (the "Advisor") related to organizational and offering cost reimbursements (see below), as

well as various other support services (see Note 3) and amounts due from the Hines REIT for sales commissions and dealer-manager fees (see Note 3) totaling $182 at December 31, 2011. Due from affiliates also includes amounts due from Hines Global Advisors Limited Partnership (the "Global Advisor") related to organizational and offering cost reimbursements (see below), as well as various other support services (see Note 3) of $1,076,373 and $868,463 at December 2012 and 2011, respectively, and amounts due from Hines Global REIT for sales commissions and dealer-manager fees (see Note 3) totaling $2,091,742 and $286,304 at December 31, 2012 and 2011, respectively. Due from affiliates also includes amounts due from HMS Adviser LP (the "HMS Adviser") related to organizational and offering cost reimbursements (see below), as well as various other support services (see Note 3) of $19,044 at December 31, 2012.

Also included in due from affiliates are amounts due from Hines related to private placement reimbursements totaling $71,244 and $581,282 at December 31, 2012 and 2011, respectively (see Note 3).

Furniture, Equipment, and Leasehold Improvements — Furniture, equipment, and leasehold improvements comprise communications and technical equipment, furniture, fixtures, and leasehold improvements and are carried at cost, less accumulated depreciation and amortization. Depreciation of furniture and equipment is calculated on a straight-line basis using an estimated useful life of seven years. Leasehold improvements are amortized over the life of the lease.

Revenue Recognition — Sales commissions and dealer-manager fees are recognized as of the date the common shares are sold (see Note 3). Private placement fees are recognized on a monthly basis (see Note 3). Recoveries of organizational and offering costs and other recoveries are recognized as the related expenses are incurred (see below). Recoveries of expenses associated with private placement activity are recognized as incurred (see Note 3).

Organizational and Offering Costs — The Company has incurred and paid for certain organizational and offering costs on behalf of Hines REIT, Hines Global REIT, and HMS Income Fund. These costs consist of legal, accounting, printing, marketing, and certain other offering-related expenses, and may include, but are not limited to, (1) salaries and direct expenses of employees of the Company while preparing for the offering and marketing of Hines Global REIT's and HMS Income Fund's common shares and in connection with their wholesaling activities, (2) travel and entertainment expenses related to the offering and marketing of Hines REIT's, Hines Global REIT's, and HMS Income Fund's common shares, (3) facilities and technology costs and other costs and expenses associated with the Offering and marketing of Hines Global REIT's and HMS Income Fund's common shares, (4) costs and expenses of conducting Hines Global REIT's and HMS Income Fund's educational conferences and seminars, (5) costs and expenses of attending broker-dealer sponsored conferences, and (6) payment or reimbursement of bona fide due diligence expenses. The Company is reimbursed for these expenses on a monthly basis by the Advisor, Global Advisor, and HMS Adviser. These expenses, totaling $20,872,434 and $16,405,703 for the years ended December 31, 2012 and 2011, respectively, are recorded in various expense accounts, and the related reimbursements are included in recoveries of organizational and offering costs in the accompanying statements of operations.

Income Taxes — The Company has elected to be treated as an S Corporation for federal income tax purposes under which its taxable income is included in the tax return of its owners. Accordingly, there is no provision for federal income taxes reported in these statements of operations. State franchise taxes that are based on income are included in general and administrative expenses in the accompanying statements of operations.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America includes management's estimates and assumptions

that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Prepaid Expenses and Other Assets — Prepaid expenses consist of insurance and software licenses, which are being amortized over the life of their respective contracts.

Accrued Expenses — Accrued expenses primarily consist of salaries and internal sales commissions due to the Company's employees of $1,918,741 and $1,375,586 at December 31, 2012 and 2011, respectively, and marketing fees and commissions of $3,711,836 and $275,217 at December 31, 2012 and 2011, respectively, payable to selling broker-dealers in conjunction with their selected dealer agreements with the Company (see Note 4).

Due to Affiliate — Due to affiliate comprises amounts due to Hines REIT for dealer-manager fees received that had not yet been earned.

3. RELATED-PARTY TRANSACTIONS

Dealer-Manager Agreement — Hines REIT — The Company has entered into dealer-manager agreements ("DMA"s) with Hines REIT for the marketing of common shares being offered pursuant to the Second Offering and the Third Offering. The DMA related to the Second Offering expired on June 30, 2008, in conjunction with the termination of the Second Offering. On June 30, 2008, the Company executed a DMA for the Third Offering. The DMA related to the Third Offering expired on December 31, 2009 when Hines REIT ceased new sales of primary offering shares.

The DMAs for the Second and Third Offerings provide that Hines REIT pay the Company selling commissions in an amount up to 7% of the gross proceeds of the common shares sold pursuant to each offering, all of which is reallowed to selling broker-dealers (see Note 4). No selling commissions will be paid for shares issued pursuant to Hines REIT's dividend reinvestment plan. Both agreements also provide that Hines REIT pay the Company a dealer-manager fee in the amount of up to 2.2% of the gross proceeds of the common shares sold, a portion of which may be reallowed to selected selling broker-dealers in the form of marketing fees.

No dealer-manager fee will be paid with respect to the common shares sold pursuant to Hines REIT's dividend reinvestment plan. The DMA for the Third Offering does not provide for dealer-manager fees or selling commissions to be paid on sales to investors who are party to an agreement with a licensed broker-dealer, investment advisor, or bank trust department pursuant to which the investor pays a fee based on assets under management, such as a "wrap fee," "commission replacement fee," or similar fee.

Additionally, Hines REIT or the Advisor may reimburse the Company for certain employee compensation and other expenses relating to each offering, including, but not limited to, reimbursement of up to 0.5% of gross proceeds for bona fide due diligence expenses incurred by the Company.

Dealer-Manager Agreement — Hines Global REIT — The Company has entered into a dealer-manager agreement (the "Global DMA") with Hines Global REIT for the marketing of common shares being offered pursuant to the Initial Global Offering. The Global DMA related to the Initial Offering expired on January 30, 2013, in conjunction with the termination of the Initial Global Offering. On January 29, 2013, the Company executed a Global DMA for the Second Global Offering. The Global DMA related to the Second Offering is expected to expire on February 4, 2015. The Global DMA may be terminated early by either party upon 60 days' written notice and may be terminated immediately by Hines Global REIT or the Company under certain circumstances.

The Global DMAs for the Initial and Second Global Offering provide that Hines Global REIT pay the Company selling commissions in an amount up to 7.5% of the gross proceeds of the common shares sold pursuant to the offering, of which 7% may be reallowed to selling broker-dealers (see Note 4). No selling commissions will be paid for shares issued pursuant to Hines Global REIT's dividend reinvestment plan. The Global DMA also provides that Hines Global REIT pay the Company a dealer-manager fee in the amount of up to 2.5% of the gross proceeds of the common shares sold, of which 1.5% may be reallowed to selected selling broker-dealers in the form of marketing fees. No dealer-manager fee will be paid with respect to the common shares sold pursuant to Hines Global REIT's dividend reinvestment plan.

Additionally, Hines Global REIT or the Global Advisor may reimburse the Company for certain employee compensation and other expenses relating to each offering, including, but not limited to, reimbursement of up to 0.5% of gross proceeds for bona fide due diligence expenses incurred by the Company.

Dealer-Manager Agreement — HMS Income Fund — The Company has entered into a dealer-manager agreement (the "HMS DMA") with HMS Income Fund for the marketing of common shares being offered pursuant to the Initial HMS Offering. The HMS DMA will terminate on the effective date that the Initial HMS Offering is terminated. The HMS DMA may be terminated early by either party upon 60 days' written notice and may be terminated immediately by HMS Income Fund or the Company under certain circumstances.

The HMS DMA for the Initial HMS Offering provides that HMS Income Fund pay the Company selling commissions in an amount up to 7% of the gross proceeds of the common shares sold pursuant to the offering, of which 7% may be reallowed to selling broker-dealers (see Note 4). No selling commissions will be paid for shares issued pursuant to HMS Income Fund's dividend reinvestment plan. The HMS DMA also provides that HMS Income Fund pay the Company a dealer-manager fee in the amount of up to 3% of the gross proceeds of the common shares sold, of which 1.5% may be reallowed to selected selling broker-dealers in the form of marketing fees. No dealer-manager fee will be paid with respect to the common shares sold pursuant to HMS Income Fund's dividend reinvestment plan.

Additionally, HMS Income Fund or the HMS Adviser may reimburse the Company for certain employee compensation and other expenses relating to each offering, including, but not limited to, reimbursement of up to 1% of gross proceeds for bona fide due diligence expenses incurred by the Company.

Intercompany Services Agreement — The Company has entered into an intercompany services agreement with the Advisor related to certain services that the Advisor has agreed to perform for the Company. The agreement automatically renews for successive one-year periods on August 8 of each year and may be terminated upon at least 30 days' prior written notice from either party to the other.

These services include, but are not limited to, information technology support, internal audit, cash management, risk management, accounting and tax, corporate communications, payroll and human resources, and other corporate services. The fees for these services are agreed upon prior to the service being completed and are billed and paid on a monthly basis. For the years ended December 31, 2012 and 2011, $929,812 and $520,215, respectively, was included in general and administrative expense, and approximately $109,074 and $177,744, respectively, was included in salaries and wages in the accompanying statements of operations related to these services.

Placement Agent Agreements — The Company has entered into a Placement Agent Agreement and a Placement Agent Compensation Agreement with Hines. Pursuant to these agreements, the Company acts

as a placement agent in connection with the offering and sale of interests of certain private investment funds sponsored by Hines.

The Company receives a monthly placement agent fee and reimbursement of actual costs incurred by the Company in performing its duties under the agreements. These expenses, totaling $5,191,668 and $1,347,125 for the years ended December 31, 2012 and 2011, respectively, are recorded in various expense accounts. The placement agent fee and the related reimbursements were included in placement agent fees and recoveries in the accompanying statements of operations.

4. COMMITMENTS AND CONTINGENCIES

Selected Dealer Agreements — The Company has entered into selected dealer agreements with certain selling broker-dealers to market and distribute the common shares being offered pursuant to the Hines Global REIT Initial Global Offering, Global REIT Second Global Offering, and HMS Income Initial HMS Offering. The selected dealer agreements related to the Hines Global REIT Initial Global Offering expired on January 30, 2013. The Company is currently in the process of entering into selected dealer agreements for the Hines Global REIT Second Global Offering. The selected dealer agreements related to the HMS Income Fund Initial HMS Offering are due to expire on the date that the Initial HMS Offering is terminated. The offer and sale of shares under the selected dealer agreements can be suspended or terminated at any time upon request of the Company. The selected dealer agreements may be terminated by either party after they have given written notice.

The selected dealer agreements related to the Hines Global REIT Initial and Second Global Offering and the HMS Income Fund Initial HMS Offering pay selling broker-dealers commissions in an amount up to 7% of the gross proceeds of the common shares sold in the Hines Global REIT Initial and Second Global Offering and the HMS Income Fund Initial HMS Offering (subject to certain reductions related to sales to related parties and sales volume discounts) and will pay no selling commissions related to shares issued pursuant to Hines Global REIT's dividend reinvestment plan or to HMS Income Fund's dividend reinvestment plan. In addition, the selling broker-dealer may also receive a marketing fee based on a percentage of gross sales proceeds, which the Company will pay out of the dealer-manager fee it receives from Hines Global REIT or HMS Income Fund.

Employee Long-Term Incentive Plan — Effective January 1, 2004, the Company formed the Hines Real Estate Investments, Inc., Long-Term Incentive Plan (the "Plan") to provide long-term incentive awards ("LTI Awards") to certain employees based upon certain guaranteed minimums or an amount determined based upon "eligible sales" of Hines REIT shares as defined in the Plan. The Company intends to continue this Plan or a similar plan indefinitely, but it reserves the right to change and/or discontinue it at the Company's discretion. On December 31, 2006, the Plan was amended to fully vest and distribute account balances for certain employees in 2007. On December 31, 2008, the Plan was amended and restated to remove additional deferral options available to participants.

The LTI Awards are granted each December and vest over the following three years on December 31. The employee must be continuously employed through each December 31 to vest for that year. The vested awards will be paid in March following the December in which they vest. The Company recognizes compensation expense related to the awards on a straight-line basis over the service period of the awards.

In 2012, the Company granted LTI Awards of $625,195 and recognized compensation expense of $330,423. In 2011, the Company granted LTI Awards of $403,140 and recognized compensation expense of $219,156. The related payable of $470,656 and $298,061 at December 31, 2012 and 2011, respectively, is included in other liabilities in the accompanying balance sheets.

Operating Leases — The Company leases its office and certain office equipment under noncancelable operating leases. At December 31, 2012, future minimum rental commitments under these leases were as follows:

Years Ending December 31	
2013	$ 174,585
2014	-
2015	-
2016	-
2017	-
Thereafter	-
Total	$ 174,585

Rent expense totaled approximately $349,149 and $301,133 for the years ended December 31, 2012 and 2011, respectively.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2012, the Company had net capital, as defined, of $(124,572) which was $606,156 below its required net capital of $481,584, and its ratio of aggregate indebtedness to net capital was (58) to1.

The Company failed to properly record organizational and operating expenses that are reimbursed by affiliates. The resulting understatement in an intercompany receivable balance of $1.5 million, which is a non-allowable asset that cannot be included as part of the Company's net capital computation, caused the Company to have a net capital deficiency as of December 31, 2012.

At December 31, 2011, the Company had net capital, as defined, of $397,421 which was $134,083 in excess of its required net capital of $263,338, and its ratio of aggregate indebtedness to net capital was 9.9 to1.

6. SUBSEQUENT EVENTS

The Global DMA related to the Initial Offering expired on January 30, 2013, in conjunction with the termination of the Initial Global Offering. On January 29, 2013, the Company executed a Global DMA for the Second Global Offering. The Global DMA related to the Second Offering is expected to expire on February 4, 2015.

The Company has evaluated subsequent events through February 27, 2013, the date the financial statements were issued.

* * * * * *

SUPPLEMENTAL SCHEDULES

HINES SECURITIES, INC.

SUPPLEMENTAL SCHEDULES OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
COMPUTATION OF NET CAPITAL:		
Total stockholder's equity	$ 2,509,600	$2,477,820
Deductions:		
Nonallowable assets:		
Due from affiliates	1,784,545	1,465,458
Prepaid expenses and other assets	741,613	514,313
Furniture, equipment, and leasehold improvements — net	108,014	100,628
Net capital before haircuts on securities	(124,572)	397,421
NET CAPITAL	$ (124,572)	$ 397,421
COMPUTATION OF AGGREGATE INDEBTEDNESS — Liabilities	$ 7,223,761	$3,950,064
TOTAL AGGREGATE INDEBTEDNESS	$ 7,223,761	$3,950,064
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	-57.98 to 1	9.91 tol
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (greater of $5,000 or 1/15 of aggregate indebtedness)	$ 481,584	$ 263,338
Excess (deficient) net capital	$ (606,156)	$ 134,083

No material differences exist between the amounts above, which are based on the audited financial statements, and the amounts included in the Company's unaudited FOCUS report as of December 31, 2012, as filed on January 24, 2013 and amended on February 20, 2013.

HINES SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2012 AND 2011

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 4500
1111 Bagby Street
Houston, TX 77002-4196
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

February 27, 2013

To the Board of Directors and Stockholder of
Hines Securities, Inc.

In planning and performing our audit of the financial statements of Hines Securities, Inc. (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 27, 2013 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, we identified the following deficiency in internal control that we consider to be a material inadequacy, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated February 27, 2013.

- The Company failed to properly record organizational and operating expenses that are reimbursed by affiliates. The resulting understatement in an intercompany receivable balance of $1.5 million, which is a non-allowable asset that cannot be included as part of the Company's net capital computation, caused the Company to have a net capital deficiency as of December 31, 2012.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

SEC Mail Processing Section
RECEIVED
MAR 01 2013
Washington DC
193

Deloitte & Touche LLP
Suite 4500
1111 Bagby Street
Houston, TX 77002-4196
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
Hines Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Hines Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC41 solely to assist you and the other specified parties in evaluating Hines Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Hines Securities, Inc.'s management is responsible for the Hines Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 27, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066096 FINRA DEC
HINES SECURITIES INC 18*18
2800 POST OAK BLVD STE 4700
HOUSTON TX 77056-6148

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 63,389

B. Less payment made with SIPC-6 filed (exclude interest) (27,149)
07/26/2012
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 36,240

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 36,240

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 36,240

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hines Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Operating Officer
(Title)

Dated the ______ day of ______________, 20 ______.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" ND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 80,902,203
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	44,902,814
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (a) Private Placement Fee and Recoveries (Deductions in excess of $100,000 require documentation) (b) Pass thru expenses	10,643,675
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	55,546,489
2d. SIPC Net Operating Revenues	$ 25,355,714
2e. General Assessment @ .0025	$ 63,389 (to page 1, line 2.A.)